                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 4)*


                      RADA ELECTRONIC INDUSTRIES LIMITED
         -------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, Par Value NIS .002 Per Share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   750115305
                   -----------------------------------------
                                 (CUSIP Number)

                                Robert T. Burke
                             Mandel Buder & Verges
                              101 Vallejo Street
                            San Francisco, CA 94111

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               November 26, 1997
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 750115305              SCHEDULE 13D            PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Horsham Enterprises Limited

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                               [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,598,665
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,089,215

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,598,665

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.6%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment amends Items 4, 5, 6 and 7 of the Statement on Schedule 13D filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended, by Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham") on or about June 12, 1997, as amended by a Schedule 13D (A-1) filed on or about June 18, 1997, a Schedule 13D (A-2) filed on or about July 30, 1997, and a Schedule 13D (A-3) filed on or about August 14, 1997 (collectively, the "Schedule 13D"), relating to the Ordinary Shares, par value NIS .002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.


ITEM 4:   PURPOSE OF THE TRANSACTION.
-------   ---------------------------

Item 4 of the Schedule 13D is amended to disclose the following:

     Horsham has entered into a Shareholders' Agreement (the "Shareholders' Agreement"), dated as of November 26, 1997, with Haim Nissenson of 12 Medinat Hayeudim Hertzliya B 46120 Israel ("Nissenson") and Yair Grinberg of 12 Medinat Hayeudim B 46120 Israel ("Grinberg"). Pursuant to the Shareholders' Agreement, the parties thereto agree, among other things, to pool together the voting rights conferred by the Ordinary Shares held by each of them respectively, so that at any general meeting of Rada, whether annual, ordinary or extraordinary, the parties to the Shareholders' Agreement, or their proxies, shall vote in all matters according to the recommendations of the Board of Directors (the "Board") of Rada.

     The purpose of the parties in entering into the Shareholders' Agreement is to exercise their voting rights to the best of their judgment in the interests of Rada with a view to ensuring, among other things: (i) that Rada's affairs will be properly managed; (ii) that Rada will adopt a dividend policy whereby an annual distribution of dividends will be assured, provided that the Board, at its full discretion, deems Rada has sufficient cash available to distribute such dividends; and (iii) that any new research and development of a new product or plan will not be carried out without the prior express approval of the Board.

     The Shareholders' Agreement further provides that Horsham is entitled to have two of its nominees as members of the Board of Rada and that the parties to the Shareholders' Agreement will take all measures in order to achieve such an election. Effective September 1997, Mr. Adrian Berg was elected a member of the Board of Directors of Rada at the behest of Horsham. Mr. Berg and Mr. Roy K.C. Chan have been nominated as candidates for election to the Board of Directors of Rada at Rada's 1997 annual meeting of shareholders (the "1997 Annual Meeting"). Additionally, the Shareholders' Agreement provides that the parties thereto will make their best efforts to ensure that Rada will engage Messrs. Howard Yeung and Kenneth Yeung as Rada's business consultants in the Far East and that Rada will grant to each of Howard Yeung and Kenneth Yeung an option to purchase, by way of allotment, thirty thousand (30,000) Ordinary Shares at a discount of twenty percent (20%) of the average closing bid price of the Ordinary Shares on the five (5) trading days immediately preceding the date of the grant of the relevant option. These options have not yet been granted.

                                      1.

     A copy of the Shareholders' Agreement is attached as Exhibit 4 to this statement and is incorporated herein by reference. The description of the Shareholders' Agreement herein is not complete and is qualified in its entirety by reference to the Shareholders' Agreement.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

Item 5 of the Schedule 13D is amended by adding the following to the disclosures already made under the indicated subparagraphs of the Schedule 13D:

(a) Without initially taking account of the Shareholders' Agreement discussed in Item 4 above, Horsham is the beneficial owner of 2,089,215 Ordinary Shares, representing 15.8% of the outstanding Ordinary Shares; Nissenson is the beneficial owner of 333,450 Ordinary Shares, representing 2.5% of the outstanding Ordinary Shares; and, Grinberg is the beneficial owner of 176,000 Ordinary Shares, representing 1.3% of the outstanding Ordinary Shares. As a consequence of the Shareholders' Agreement, Horsham has the shared power to vote or direct the voting of all Ordinary Shares beneficially owned by Horsham; additionally, Horsham has the shared power to vote or direct the voting of all Ordinary Shares beneficially owned by Nissenson and by Grinberg. Consequently, Horsham has the shared power to vote or direct the voting of 2,598,665 Ordinary Shares, representing 19.6% of the outstanding Ordinary Shares. Horsham has the sole power to dispose of or direct the disposition of all Ordinary Shares owned by Horsham. All share totals are as of October 1, 1997, adjusted as provided by Rule 13d-3. Percentages are based on 13,248,514 shares outstanding as of October 1, 1997.

(b)  See Item 5(a) above.

(c)  See Item 5(a) above.

(d)  See Item 4 above.

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

Item 6 of the Schedule 13D is amended to disclose the following:

See Item 4 for a description of the Shareholders' Agreement. See Item 7 for exhibit references to the Shareholders' Agreement.

ITEM 7:   EXHIBITS.
-------   ---------

Item 7 of the Schedule 13D is amended to disclose the following:

4. Shareholders' Agreement, made and entered into on the 26th day of November 1997, among and between Horsham Enterprises Limited of Columbus Centre Building, Wickams Cay, Road Town, Tortola, British Virgin Islands, Haim Nissenson of 12

                                      2.

     Medinat Hayeudim Hertzliya B 46120 Israel and Yair Grinberg of 12 Medinat Hayeudim Hertzliya B 46120 Israel.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 1997



Horsham Enterprises Limited



 /s/ Roy K.C. Chan
-------------------------------------
By:  Roy K.C. Chan, Managing Director



                                 EXHIBIT INDEX

Exhibit
-------

Exhibit 4 Shareholders' Agreement, made and entered into on the 26th day of November 1997, among and between Horsham Enterprises Limited of Columbus Centre Building, Wickams Cay, Road Town, Tortola, British Virgin Islands, Haim Nissenson of 12 Medinat Hayeudim Hertzliya B 46120 Israel and Yair Grinberg of 12 Medinat Hayeudim Hertzliya B 46120 Israel.








                                      3.